

December 7, 2011

<u>Via E-Mail</u>
Adino Energy Corporation
Shannon McAdams
Chief Financial Officer
2500 City West Boulevard, Suite 300
Houston, Texas 77042

> **Re:** **Adino Energy Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 1, 2011**
> **File No. 333-74638**

Dear Mr. McAdams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 38

1.   We note that Timothy Byrd is indicated to be your Chief Financial Officer. Please revise to provide biographical information of Shannon W. McAdams, who signs the report as the Chief Financial Officer.

Exhibit 31

2.   We note that your Chief Financial Officer's certification is signed by your Chief Executive Officer. Please file an amendment to this filing to file certifications with correct signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or Kimberly Calder at 202-551-3701 if you have questions regarding comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief